UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

REALPAGE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

75606N109

(CUSIP Number)

David Weiss

c/o JHL Capital Group LLC

900 North Michigan Avenue, Suite 1700

Chicago, IL 60611

(312) 628-7350

with a copy to:

Michael Kaplan, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, CA 90067

(310) 277-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75606N109

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0 Shares
	8.	Shared voting power: 7,800,000 Shares
	9.	Sole dispositive power: 0 Shares
	10.	Shared dispositive power: 7,800,000 Shares
11.	Aggregate amount beneficially owned by each reporting person 7,800,000 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row 11 9.85%
14.	Type of reporting person* IA

CUSIP No. 75606N109

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group Master Fund L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0 Shares
	8.	Shared voting power: 7,800,000 Shares
	9.	Sole dispositive power: 0 Shares
	10.	Shared dispositive power: 7,800,000 Shares
11.	Aggregate amount beneficially owned by each reporting person 7,800,000 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row 11 9.85%
14.	Type of reporting person* PN

CUSIP No. 75606N109

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group Master Fund GP Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0 Shares
	8.	Shared voting power: 0 Shares
	9.	Sole dispositive power: 0 Shares
	10.	Shared dispositive power: 0 Shares
11.	Aggregate amount beneficially owned by each reporting person 0 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13.	Percent of class represented by amount in Row 11 0%
14.	Type of reporting person* CO

CUSIP No. 75606N109

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James H. Litinsky
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0 Shares
	8.	Shared voting power: 0 Shares
	9.	Sole dispositive power: 0 Shares
	10.	Shared dispositive power: 0 Shares
11.	Aggregate amount beneficially owned by each reporting person 0 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13.	Percent of class represented by amount in Row 11 0%
14.	Type of reporting person* IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of RealPage, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4000 International Parkway, Carrollton, Texas 75007-1951.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”: (i) JHL Capital Group LLC, a Delaware limited liability company (“JHL Capital Group”); (ii) JHL Capital Group Master Fund L.P., a Cayman Islands limited partnership (“Master Fund”); (iii) JHL Capital Group Master Fund GP Ltd., a Cayman Islands exempted company (“Master Fund GP”); and (iv) James H. Litinsky, an individual and citizen of the United States (“Mr. Litinsky” and, together with JHL Capital Group, Master Fund and Master Fund GP, the “Reporting Persons”).

This Schedule relates to Common Stock held for the account of certain private investment funds for which JHL Capital Group acts as investment adviser, including the Master Fund, the general partner of which is the Master Fund GP. Mr. Litinsky holds a controlling interest in JHL Capital Group and serves as its Managing Member, as well as Director of the Master Fund GP.

The address for JHL Capital Group and Mr. Litinsky is 900 N. Michigan Avenue, Suite 1700, Chicago, IL 60611. The address for the Master Fund and the Master Fund GP is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

During the last five years, none of the Reporting Persons have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

JHL Capital Group used working capital of the Master Fund to purchase the 7,800,000 shares of Common Stock reported herein. The total purchase price for such 7,800,000 shares of Common Stock was approximately $152,027,802.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock in the belief that the Common Stock was undervalued and is an attractive investment.

The Reporting Persons have previously communicated with management through investor conference calls, investor presentations and individual conversations regarding the Issuer’s results and prospects.

The Reporting Persons wish to engage in more extensive dialogue with management regarding, among other things, the Issuer’s operations, strategic direction, capital structure and corporate governance. In addition, the Reporting Persons may communicate with other persons regarding the Issuer, including, without limitation, the Board of Directors (the “Board”) of the Issuer, other shareholders of the Issuer and potential strategic or financing partners.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) proposing measures which they believe would enhance shareholder value; (ii) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Master Fund beneficially owns 7,800,000 shares of the Common Stock of the Issuer, which represents approximately 9.85% of the Issuer’s outstanding Common Stock. The Master Fund GP is General Partner of the Master Fund. Accordingly, the Master Fund GP may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund. JHL Capital Group is the investment manager for the Master Fund and has been granted investment discretion over the portfolio investments of the Master Fund including the Common Stock held by it. JHL Capital Group is also the 100% owner of the Master Fund GP. Accordingly, JHL Capital Group may be deemed to be the beneficial owner of the shares of Common Stock reported herein by the Master Fund. Mr. Litinsky holds a controlling interest in JHL Capital Group and serves as its Managing Member, as well as Director of the Master Fund GP. Accordingly, Mr. Litinsky may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund. Notwithstanding the foregoing, the Master Fund GP and Mr. Litinsky disclaim beneficial ownership of any securities covered by this Schedule.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 79,209,783 shares of Common Stock outstanding as of July 25, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 8, 2014.

JHL Capital Group and the Master Fund share the power to vote or to direct the vote or to dispose or direct the disposition of the 7,800,000 shares of Common Stock held by the Master Fund.

Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to 2,200,000 notional shares of Common Stock (in addition to the 7,800,000 shares of Common Stock that are beneficially owned by the Reporting Persons), constituting approximately 2.78% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule. The Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such swaps or any shares of Common Stock or other securities that may be held from time to time by the counterparty to such swaps.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The partners of (or investors in) each of JHL Capital Group, the Master Fund, and the Master Fund GP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned in accordance with their respective partnership interests (or investment percentages) in such entities.

Under the definition of “beneficial ownership” in the Securities Exchange Act of 1934, as amended, it is possible that the individual members, managers and executive officers of the Reporting Persons might be deemed the “beneficial owners” of some or all of the shares of Common Stock insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of such shares, and such beneficial ownership is expressly disclaimed.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JHL Capital Group is the investment adviser to the Master Fund and Master Fund GP is the general partner of the Master Fund pursuant to an investment management agreement and a limited partnership agreement, respectively, providing to them the authority, among other things, to invest the funds of the Master Fund in Common Stock, to vote and dispose of Common Stock and to file this Statement on behalf of the Master Fund. Pursuant to its management agreement, JHL Capital Group is entitled to fees and allocations based on assets under management and realized and unrealized gains.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the securities of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent upon the market value of such securities, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such securities may be included, or a combination of any of the foregoing. These contracts will not give the Reporting Persons direct or indirect voting, or dispositive control over any securities of the Issuer and will not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

As of the date hereof, the Master Fund has entered into cash-settled swap contacts with respect to 2,200,000 notional shares of Common Stock. The Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such swaps or any shares of Common Stock or other securities that may be held from time to time by the counterparty to such swaps.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014

JHL CAPITAL GROUP LLC, a Delaware limited liability company

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Managing Member

JHL CAPITAL GROUP MASTER FUND L.P., a Cayman Islands limited partnership

	By:	JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company, its General Partner

	By:	/s/ James H. Litinsky
		Name:	James H. Litinsky
		Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

/s/ James H. Litinsky
James H. Litinsky

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Joint Filing Agreement